Contact

www.linkedin.com/in/john-visciano-69249210 (LinkedIn)

Top Skills

Start-up Ventures
Addiction Counseling
Substance Use Disorders

John Visciano

Founder at THE JADE HOUSE PROJECT | Addiction Counseling, Substance Use Disorders

Palm Beach Gardens, Florida, United States

Summary

With over four years of experience in addiction counseling, most recently as Founder of Jade House Recovery, this professional has contributed to creating innovative recovery solutions tailored for individuals facing substance use challenges. Their prior role as Primary Therapist at Ebb Tide Treatment Center further honed their skills in counseling and substance use disorder management. Excelling in start-up ventures and deeply motivated by the mission of supporting healthier lives, they bring a collaborative approach to fostering impactful recovery programs. Focused on empowering individuals and teams, they aim to advance inclusive and effective mental health strategies.

Experience

Rebel Recovery FL

Peer Specialist

June 2025 - Present (2 months)

Palm Beach County, Florida, United States

- Support organizational operations for Palm Beach County's first accredited Recovery Community Organization, including program coordination and collaboration with community partners
- Provide trauma-informed peer recovery support services utilizing the four core competency areas: Advocacy, Recovery Support, Mentoring, and Professional Responsibility as defined by Florida Certification Board

Jade House Recovery

Founder

February 2025 - April 2025 (3 months)

West Palm Beach, Florida, United States

Ebb Tide Treatment Center

Primary Therapist

December 2020 - April 2025 (4 years 5 months)

West Palm Beach, Florida, United States

Apollo Films LLC
Film Researcher
July 2018 - September 2020 (2 years 3 months)
Los Angeles, California, United States

Bloomberg
Economic Analyst
July 2007 - July 2011 (4 years 1 month)
New York, United States

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Education

Georgetown University
Bachelor of Arts - BA, International Business · (August 2003 - May 2007)

Nova Southeastern University- College of Psychology
Master of Science - MS, Clinical Mental Health Counseling · (May 2024 - May 2026)